

August 26, 2011

<u>Via E-mail</u>
Mr. Lorne Kalisky
Chief Executive Officer
Vican Resources, Inc.
6600 Decarie Blvd., Suite 220
Montreal, Quebec H3X 2K4

   RE: **Vican Resources, Inc.**
     Form 8-K filed July 19, 2011 and Forms 8-K/A filed August 22, 2011 and
     August 25, 2011
     File No. 0-51210

Dear Mr. Kalisky:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ William H. Demarest IV

          William H. Demarest IV
          Accountant